UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Dean Foods Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

242370203

(CUSIP Number)

VV Value Vals AG

Mittlagada

7132 Vals

Switzerland

+41 81 286 0605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON VV Value Vals AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017 (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON XO Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON Priora Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON Profectio Beteiligungen AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON STOFFELpart Asset AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON Remo Stoffel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% based on a reported 91,071,660 shares outstanding as of November 3, 2017
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Dean Foods Company (the “Issuer”). The address of the principal executive offices of the Issuer is 2711 North Haskell Avenue, Suite 3400, Dallas, TX 75204.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by (i) VV Value Vals AG, a company organized under the laws of Switzerland (“Value Vals”), (ii) XO Holding AG, a company organized under the laws of Switzerland (“XO Holding”), (iii) Priora Holding AG, a company organized under the laws of Switzerland (“Priora Holding”), (iv) Profectio Beteiligungen AG, a company organized under the laws of Switzerland (“Profectio”), (v) STOFFELpart Asset AG, a company organized under the laws of Switzerland (“STOFFELpart”), and (vi) Remo Stoffel, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of Value Vals, XO Holding, Priora Holding, Profectio Holding and STOFFELpart are sometimes referred to herein collectively as the “Corporate Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Value Vals’ principal business involves commercial and financial transactions of any kind, including holding interests in, and financing of, other enterprises, commissions- and provisions-based transactions and stock exchange trading, as well as purchases, administration, and sales of real estate, patents, licenses and other intellectual property rights. The principal business address of Value Vals, and the address of its principal office, is Mittlagada, 7132 Vals, Switzerland. The board of directors of Value Vals consists of Beatrix Stoffel (chairperson), Remo Stoffel, Fulvo Micheletti and Hans-Peter Domanig. The citizenship, principal occupation and address of each such board member is listed on Appendix A, which is incorporated herein by reference. Value Vals has no executive officers, with such functions being undertaken by the board of directors of Value Vals, as permitted by Swiss corporate law. Value Vals is wholly-owned by XO Holding.

XO Holding’s principal business involves acquiring, administrating and selling of interests in companies in Switzerland and abroad, as well as making loans, purchasing, administrating and selling securities and entering into finance transactions. The principal business address of XO Holding, and the address of its principal office, is Bahnhofstrasse 21, 7001 Chur, Switzerland. The board of directors of XO Holding consists of Hans-Peter Domanig (chairperson), Remo Stoffel, and Fulvo Micheletti. The citizenship, principal occupation and address of each such board member is listed on Appendix A, which is incorporated herein by reference. XO Holding has no executive officers, with such functions being undertaken by the board of directors of XO Holding, as permitted by Swiss corporate law. XO Holding is wholly-owned by Priora Holding.

Priora Holding’s principal business involves holding interests in other companies, financing of third parties associated with Priora Holding in Switzerland or abroad, as well as providing planning, construction and real estate services. The principal business address of Priora Holding, and the address of its principal office, is Kantonsstrasse 150, 8807 Freienbach, Switzerland. The board of directors of Priora Holding consists of Hans-Peter Domanig (chairperson), Fulvo Micheletti and Dr. Gerhard Girmscheid. The citizenship, principal occupation and address of each such board member is listed on Appendix A, which is incorporated herein by reference. Priora Holding has no executive officers, with such functions being undertaken by the board of directors of Priora Holding, as permitted by Swiss corporate law. Priora Holding is wholly-owned by Profectio.

Profectio’s principal business involves acquiring, holding, and selling interests in other companies in Switzerland and abroad. The principal business address of Profectio, and the address of its principal office, is c/o Dr. iur. Marco Toller, Bahnhofstrasse 7, 7000 Chur, Switzerland. The sole member of the board of directors of Profectio is Dr. Rene Locher. The citizenship, principal occupation and address of such board member is listed on Appendix A, which is incorporated herein by reference. Profectio has no executive officers, with such functions being undertaken by the board of directors of Profectio, as permitted by Swiss corporate law. Profectio is wholly-owned by STOFFELpart.

STOFFELpart’s principal business involves real estate and securities dealings, carrying out finance transactions of any type, as well as making capital investments. The principal business address of STOFFELpart, and the address of its principal office, is Bahnhofstrasse 21, 7001 Chur, Switzerland. The sole member of the board of directors of STOFFELpart is Remo Stoffel. The citizenship, principal occupation and address of such board member is disclosed below and listed on Appendix A, which is incorporated herein by reference. STOFFELpart has no executive officers, with such functions being undertaken by the board of directors of STOFFELpart, as permitted by Swiss corporate law. STOFFELpart is wholly-owned by Remo Stoffel.

No Corporate Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Corporate Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Stoffel is a Swiss citizen whose business address is Bahnhofstrasse 21, 7001 Chur, Switzerland. Mr. Stoffel’s primary occupation is serving as a board member and manager of certain of the Corporate Reporting Persons.

Other than as described below, neither Mr. Stoffel nor any person named in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On June 18, 2014, in connection with his role as advisor in the restructuring in 2004 and 2005 of a privately owned Swiss coffee shop, the Cantonal Court of Grisons, Switzerland, fined Mr. Stoffel under the Swiss penal codes for inappropriate management and prejudicial treatment of creditors. The amounts of the fines were (i) CHF 3,000 (approximately USD 3,062), payment of which was deferred on conditions which were met by Mr. Stoffel and as such, the fine was not required to be paid, and (ii) CHF 10,000 (approximately USD 10,209), which Mr. Stoffel paid.

Neither Mr. Stoffel nor any person named in Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value Vals were purchased using existing working capital as well as credit lines with two Swiss banks, based on credit agreements which were entered into in the ordinary course of business prior to, and irrespective of, the purchase of Shares reported on this Schedule 13D. A list of the purchases is noted in Appendix B, which is incorporated herein by reference.

The aggregate purchase price of the 7,500,000 Shares purchased by and owned directly by Value Vals was approximately $75,915,000 not including brokerage commissions and fees.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to seek to engage in discussions with the Issuer and Issuer’s management and board of directors, and may engage in discussions with other shareholders of the Issuer and other relevant parties, regarding the Issuer’s business, operations and strategic plans. Such discussions may include discussing, proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares (either of which may be effected in the open market or in private transactions or otherwise), or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Value Vals directly owns 7,500,000 Shares.

Each of XO Holding, as the sole stockholder of Value Vals, Priora Holding, as the sole stockholder of XO Holding, Profectio, as the sole stockholder of Priora Holding, STOFFELpart, as the sole stockholder of Profectio, and Remo Stoffel, as the sole stockholder of STOFFELpart, may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the 7,500,000 Shares owned by Value Vals.

The 7,500,000 Shares owned by Value Vals represent approximately 8.2% of the outstanding Shares of the Issuer, based on a reported 91,071,660 Shares outstanding as of November 3, 2017.

See Appendix B for a complete list of transactions involving the Shares that were effected during the past sixty days by the Reporting Persons, which Appendix is incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Solely by virtue of their serving as directors of the respective Corporate Reporting Persons, the individuals identified on Appendix A, other than Mr. Stoffel, may be deemed to have shared voting or dispositive power over the 7,500,000 Shares owned by Value Vals or beneficially owned by the Corporate Reporting Persons. Other than Mr. Stoffel, the individuals identified on Appendix A have disclaimed such shared voting or dispositive power. Except for the foregoing, none of the individuals identified on Appendix A, other than Mr. Stoffel, beneficially own any Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 30, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Items to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Value Vals, XO Holding, Priora Holding, Profectio, STOFFELpart and Remo Stoffel, dated November 30, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2017

VV VALUE VALS AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

XO HOLDING AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

PRIORA HOLDING AG

By:	/s/ Fulvio Micheletti
Name:	Fulvio Micheletti
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

PROFECTIO BETEILIGUNGEN AG

By:	/s/ Dr. Rene Locher
Name:	Dr. Rene Locher
Title:	Director

STOFFELPART ASSET AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

By:	/s/ Remo Stoffel
Name:	REMO STOFFEL

Appendix A

BOARDS OF DIRECTORS

VV Value Vals AG

Name	Citizenship	Business Address	Principal Occupation*
Beatrix Stoffel (chairperson)	Switzerland	Mura 7132 Vals Switzerland	Advisor and board member of Value Vals.

Remo Stoffel	Switzerland	Bahnhofstrasse 21 7000 Chur Switzerland	Board member and manager of certain of the Corporate Reporting Persons.

Fulvo Micheletti	Switzerland	Via Grava 13 7031 Laax Switzerland	Financial advisor, self employed

Hans-Peter Domanig	Switzerland	Kantonsstrasse 150 8807 Freienbach Switzerland	Chairperson of XO Holding AG, Priora Holding and board member of Value Vals.

XO Holding AG

Name	Citizenship	Business Address	Principal Occupation*
Hans-Peter Domanig (chairperson)	Switzerland	Kantonsstrasse 150 8807 Freienbach Switzerland	Chairperson of XO Holding AG, Priora Holding and board member of Value Vals.

Remo Stoffel	Switzerland	Bahnhofstrasse 21 7000 Chur Switzerland	Board member and manager of certain of the Corporate Reporting Persons.

Fulvo Micheletti	Switzerland	Via Grava 13 7031 Laax Switzerland	Financial advisor, self employed

Priora Holding AG

Name	Citizenship	Business Address	Principal Occupation*
Hans-Peter Domanig (chairperson)	Switzerland	Kantonsstrasse 150 8807 Freienbach Switzerland	Chairperson of XO Holding AG, Priora Holding and board member of Value Vals.

Fulvo Micheletti	Switzerland	Via Grava 13 7031 Laax Switzerland	Financial advisor, self employed

Dr. Gerhard Girmscheid	Switzerland	Othmarsingerstr. 33 5600 Lenzburg Switzerland	Managing director of CTT Consulting GmbH, a Swiss company that provides business and project consulting, located at Othmarsingerstr. 33, 5600 Lenzburg, Switzerland

Profectio Beteiligungen AG

Name	Citizenship	Business Address	Principal Occupation*
Dr. Rene Locher	Switzerland	Marktgasse 7 8640 Rapperswil Switzerland	Attorney-at-law, Anwaltzkanzlei (lawfirm, self-employed).

STOFFELpart Asset AG

Name	Citizenship	Business Address	Principal Occupation*
Remo Stoffel	Switzerland	Bahnhofstrasse 21 7000 Chur Switzerland	Board member and manager of certain of the Corporate Reporting Persons.

See Item 2 for the principal business and address of each of the Corporate Reporting Persons.

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON IN THE LAST 60 DAYS

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons.

Reporting Person	Date of Transaction	Shares Purchased*	Price per Share ($)*
Value Vals	11/8/2017	250,000	9.65292
Value Vals	11/9/2017	250,000	9.59620
Value Vals	11/10/2017	500,000	9.49163
Value Vals	11/13/2017	512,100	9.56539
Value Vals	11/14/2017	137,900	9.65981
Value Vals	11/15/2017	320,000	9.68916
Value Vals	11/16/2017	115,216	9.85135
Value Vals	11/17/2017	324,784	9.99487
Value Vals	11/20/2017	3,174,400	9.97538
Value Vals	11/28/2017	115,600	10.27189
Value Vals	11/29/2017	300,000	10.86457
Value Vals	11/30/2017	1,500,000	11.02101

Total	—	7,500,000	—

*	The number of securities reported represents an aggregate number of shares purchased by such Reporting Person’s broker-dealers in multiple market transactions over a range of prices, on the date indicated. The price per share reported represents the weighted average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the U.S. Securities and Exchange Commission, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.